UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Amendment No. 2)

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Pinduoduo Inc.

(Name of Subject Company (Issuer))

Pinduoduo Inc.

(Name of Filing Person (Issuer))

0% Convertible Senior Notes due 2024

(Title of Class of Securities)

722304AB8

(CUSIP Number of Class of Securities)

Jianchong Zhu

28/F, No. 533 Loushanguan Road, Changning District

Shanghai, 200051

People’s Republic of China

Tel: +86-21-52661300

with copy to:

Haiping Li, Esq. Yuting Wu, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 46/F, Tower II, Jing An Kerry Centre 1539 Nanjing West Road Shanghai 200040, China +86 (21) 6193-8200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 2, 2022, as subsequently amended and supplemented by the Amendment No. 1 filed with the Commission on September 19, 2022 (as so amended and supplemented, the “Schedule TO”) by Pinduoduo Inc. (the “Company”) with respect to the right of each holder (each a “Holder” and collectively the “Holders”) of the Company’s 0% Convertible Senior Notes due 2024 (the “Notes”) to sell and the obligation of the Company to purchase the Notes, as set forth in the Company’s Put Right Notice to the Holders dated as of September 2, 2022 (the “Put Right Notice”) and the related notice materials filed as exhibits to the Schedule TO (which Put Right Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Right”).

This Amendment No. 2 relates to the final results of the Company’s repurchase of the Notes that have been validly surrendered for repurchase and not withdrawn pursuant to the Put Right. The information contained in the Schedule TO, including the Put Right, as amended and supplemented hereby, is incorporated herein by reference. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment No. 2 shall have the meanings assigned to such terms in the Put Right or in the Schedule TO.

This Amendment No. 2 amends and supplements the Schedule TO as set forth below and constitutes the final amendment to the Schedule TO. This Amendment No. 2 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented to include the following information:

The Put Right expired at 11:59 p.m., New York City time, on Friday, September 30, 2022 (the “Expiration Date”). The Company has been advised by Deutsche Bank Trust Company Americas, as the Paying Agent, that pursuant to the terms of the Put Right, US$1,000 aggregate principal amount of the Notes were validly surrendered for repurchase and not withdrawn as of the Expiration Date. The Company has accepted all of the surrendered Notes for repurchase pursuant to the terms of the Put Right and has forwarded cash in payment of the Repurchase Price to the Paying Agent for distribution to the Holders that had exercised their Put Right. The aggregate amount of the Repurchase Price was US$1,000. Following settlement of the Repurchase Price, US$226,252,000.00 aggregate principal amount of the Notes will remain outstanding and continue to be subject to the existing terms of the Indenture and the Notes.

ITEM 12.	EXHIBITS.

(a)       Exhibits.

(a)(1)*	Put Right Notice to Holders of 0% Convertible Senior Notes due 2024 issued by the Company, dated as of September 2, 2022.

(a)(1)(A)*	Amendment to the Put Right Notice, dated as of September 19, 2022

(b)	Not applicable.

(d)	Indenture, dated as of September 27, 2019, between the Company and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to Exhibit 2.5 to the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2020 (File No. 001-38591)).

(g)	Not applicable.

(h)	Not applicable.

(b)       Filing Fee Exhibit.

107†	Filing Fee Table

* Previously filed.

† Filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)*	Put Right Notice to Holders of 0% Convertible Senior Notes due 2024 issued by the Company, dated as of September 2, 2022.

(a)(1)(A)*	Amendment to the Put Right Notice, dated as of September 19, 2022

(d)	Indenture, dated as of September 27, 2019, between the Company and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to Exhibit 2.5 to the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2020 (File No. 001-38591)).

107†	Filing Fee Table

*       Previously filed

†       Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pinduoduo Inc.

By:	/s/ Jun Liu
Name:	Jun Liu
Title:	Vice President of Finance

Dated: October 4, 2022

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